FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, nor is it an invitation or offer to or a solicitation of any offer to acquire, purchase or subscribe for securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank in any jurisdiction in contravention of applicable law. This announcement is not for release, publication or distribution, in whole or in part, in or into or from any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

HSBC Holdings plc (Hong Kong Stock Code: 5)	Hang Seng Bank Limited (Stock Codes: 11 (HKD Counter) and 80011 (RMB Counter))
The Hongkong and Shanghai Banking Corporation Limited

JOINT ANNOUNCEMENT
(1)  PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 673 OF THE COMPANIES ORDINANCE
(2)  SANCTION OF THE SCHEME BY THE HIGH COURT
(3)  EXPECTED EFFECTIVE DATE OF THE SCHEME
AND
(4)  EXPECTED DATE OF WITHDRAWAL OF LISTING OF HANG SENG BANK
SHARES

Joint Financial Advisers to HSBC Holdings and HSBC Asia Pacific (in alphabetical order) BofA Securities Goldman Sachs	Financial Adviser to Hang Seng Bank Morgan Stanley
Financial Adviser to HSBC Asia Pacific The Hongkong and Shanghai Banking Corporation Limited	Independent Financial Adviser to the Hang Seng Bank IBC Somerley Capital Limited

SANCTION OF THE SCHEME

The Scheme was sanctioned without modification by the High Court at the court hearing held on Friday, 23 January 2026. The Capital Reduction (as defined below) was also confirmed by the High Court on the same day at the same hearing.
EXPECTED EFFECTIVE DATE OF THE SCHEME

The Scheme is expected to become binding and effective on Monday, 26 January 2026. A further announcement will be made when the Scheme has become binding and effective.
EXPECTED DATE OF WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

Hang Seng Bank has applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has approved, the withdrawal of listing of Hang Seng Bank Shares from the Hong Kong Stock Exchange with effect from 4:00 p.m. on Tuesday, 27 January 2026, subject to the Scheme becoming binding and effective.

INTRODUCTION

Reference is made to (i) the composite scheme document dated 15 December 2025 jointly issued by HSBC Holdings plc ("HSBC Holdings"), The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific") and Hang Seng Bank Limited ("Hang Seng Bank") in relation to the Proposal and the Scheme (the "Scheme Document"); and (ii) the joint announcement dated 8 January 2026 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank regarding, among others, the results of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting (the "Poll Results Announcement").

Unless otherwise defined herein, terms defined in the Scheme Document shall have the same meanings when used in this joint announcement.

SANCTION OF THE SCHEME AND CONFIRMATION OF THE CAPITAL REDUCTION

The Scheme was sanctioned without modification by the High Court at the court hearing held on Friday, 23 January 2026. The reduction of the issued share capital of Hang Seng Bank involved in the Scheme (the "Capital Reduction") was also confirmed by the High Court on the same day at the same hearing.

The High Court made an order on Friday, 23 January 2026 (the "Order"), among others, sanctioning the Scheme under section 673 of the Companies Ordinance and confirming the Capital Reduction under section 229 of the Companies Ordinance. It is expected that an office copy of the Order, together with the minute (the "Minute") approved by the High Court and the return (the "Return") (each containing particulars required under section 230 of the Companies Ordinance) will be delivered to the Registrar of Companies in Hong Kong for registration on Monday, 26 January 2026.

EXPECTED EFFECTIVE DATE OF THE SCHEME

As at the date of this joint announcement, (i) Conditions (a) and (b) have been satisfied; and (ii) Conditions (e) to (i) have been satisfied (but subject to their ongoing satisfaction or (if applicable) waiver). Subject to the satisfaction of Conditions (c) and (d) relating to the registration of the Order, the Minute and the Return by the Registrar of Companies in Hong Kong and the ongoing satisfaction or (if applicable) waiver of Conditions (e) to (i), the Scheme is expected to become binding and effective on Monday, 26 January 2026. As at the date of this joint announcement, none of HSBC Asia Pacific, HSBC Holdings and Hang Seng Bank is aware of any facts or circumstances which would lead to such Conditions not being fulfilled.

A further announcement will be made when the Scheme has become binding and effective.

EXPECTED DATE OF WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

Hang Seng Bank has applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has approved, the withdrawal of listing of Hang Seng Bank Shares from the Hong Kong Stock Exchange with effect from 4:00 p.m. on Tuesday, 27 January 2026, subject to the Scheme becoming binding and effective.

GENERAL

For further information in respect of the expected timetable of the Proposal and the Scheme, please refer to the remaining expected events and the corresponding expected dates and times in the section headed "Expected Timetable" in the Poll Results Announcement.

WARNING: Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should be aware that the Proposal will only be implemented if all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date. Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should therefore exercise caution when dealing in the securities of HSBC Holdings and Hang Seng Bank respectively. Persons who are in doubt as to the action they should take should consult their licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

For and on behalf of HSBC Holdings plc Brendan Nelson Group Chairman	For and on behalf of Hang Seng Bank Limited Edward Cheng Wai Sun Chairman
For and on behalf of The Hongkong and Shanghai Banking Corporation Limited Dr. Peter Wong Tung Shun Non-executive Chairman

The board of directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chair

† Independent non-executive Director

The board of directors of HSBC Asia Pacific as at the date of this announcement comprises: Dr. Peter Wong Tung Shun#, David Gordon Eldon*, David Liao Yi Chien, Surendranath Ravi Rosha, Paul Jeremy Brough*, Judy Chau Lai Kun*, Edward Cheng Wai Sun*, Sonia Cheng Chi Man*, Choi Yiu Kwan*, Andrea Lisa Della Mattea*, Manveen (Pam) Kaur#, Rajnish Kumar*, Beau Kuok Khoon Chen*, Fred Lam Tin Fuk* and Annabelle Long Yu*.

# Non-executive Directors
* Independent Non-executive Directors

The Hang Seng Bank Board as at the date of this announcement comprises: Edward Cheng Wai Sun* (Chairman), Luanne Lim Hui Hung (Chief Executive), Cordelia Chung*, Kathleen Gan Chieh Huey#, Clement Kwok King Man*, Patricia Lam Sze Wan*, David Liao Yi Chien#, Lin Huey Ru*, Saw Say Pin (Chief Financial Officer), Wang Xiao Bin* and Catherine Zhou Rong#.

# Non-executive Directors
* Independent Non-executive Directors

Hong Kong, 23 January 2026

HSBC Holdings plc
Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ,
United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with
limited liability. Registration number 617987

Hang Seng Bank Limited
恒生銀行有限公司
Registered Office and Head Office:
83 Des Voeux Road Central, Hong Kong Incorporated in Hong Kong with limited liability

The Hongkong and Shanghai Banking Corporation Limited
香港上海滙豐銀行有限公司
Registered Office and Group Head Office: 1 Queen's Road Central, Hong Kong
Incorporated in Hong Kong with limited liability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 23 January 2026